January 29, 1997

                  [DECADE COMPANY'S LETTERHEAD]
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     Arnold Leas and his associates have solicited your proxy for them to take control of your partnership. Their proposal would be very costly to the Partnership. Although their lengthy proxy is difficult to read, we believe you should have the benefit of a plain English translation of some of its language. Why take the chance on people who have said and done the following:

      Leas Says:                   Our Plain English Translation:

"WMC intends to cause the         Leas has incurred a $100,000
Partnership, without a vote of	in legal fees and wants you to
the limited partners, to	pay then plus his future
reimburse WMC for all amounts	bills.
which it contributed to the
fees and expenses associated
with the solicitation and the
actions necessary to cause the
removal of Decade as general
partner. . . At present, Mr.
Leas and WMC believe that the
total fees and expenses in
connection with this
solicitation will be
approximately $105,000."


"Mr. Leas and WMC believe that	If Leas succeeds, your
two . . . loans, which have an	mortgage interest rates will
aggregate principal balance of	go up.
approximately $13 million, are
at interest rates that Mr.
Leas and WMC believe are
somewhat more favorable than
current market rates."


"If it is necessary to replace	Leas will cost you $81,500
the existing [DCIP] financing,	plus substantial additional
the Partnership will incur	refinancing fees and legal
additional costs, including	expenses.
Florida documentary taxes of
approximately $81,500 if all
of the properties must be
refinanced and legal and other
fees associated with the
refinancing."



"The removal of Decade may	Leas will immediately cause
also cause an acceleration of	your Partnership to owe
the Partnership's various	immediately $23.3 million.
mortgages and loans.  The
mortgage and loans have a
current principal balance of
approximately $23.3 million."


"Mr. Leas and WMC intend to	Your interest rates will go
negotiate with the	up.
Partnership's lenders to
determine whether they will
permit the replacement of
Decade and/or the property
manager, as the case may be,
without declaring the loans
due and payable.  If such
negotiations are unsuccessful,
it will be necessary to either
refinance the loans or obtain
new financing.  There can be
no assurance that a
refinancing or alternative
financing will be available or
if available, that the terms
of such financing will be
favorable as the existing
financing."

"WMC [Wellington Management	Leas doesn't want to pay you.
Corporation] believes that
this provision [the Fair Price
Provision whereby partners who
dissent can get cash] is not
in the best interests of the
Limited Partners and [Mr.
Leas] is not willing to become
the new general partner of the
Partnership if the Fair Price
Provision is adopted and not
subsequently repealed."

      DON'T TRADE YOURINVESTMENT FOR SPECULATIVE PROMISES.
                   SUPPORT DECADE.  DON'T VOTE
          FOR ARNOLD LEAS AND DON'T RETURN HIS CONSENT.

                  On Behalf of your Partnership

     If you have any questions, please call me directly at 414-792-9201.
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Michael Sweet
Partnership Manager